Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
	2011	2010	2011	2010
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$87,414	$82,088	$122,163	$193,670
Fixed charges (net of interest capitalized)	7,176	7,389	20,229	20,644
Distribution of earnings from unconsolidated affiliates	—	—	16,724	—

Total Earnings	$94,590	$89,477	$159,116	$214,314

Fixed Charges and Preference Dividends
Interest expense	$6,175	$6,257	$17,373	$17,245
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	401	311	1,008	950
Interest component of rent expense	600	821	1,848	2,449

Total Fixed Charges	7,176	7,389	20,229	20,644

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711	17,134	17,134

Total Fixed Charges and Preference Dividends	$12,887	$13,100	$37,363	$37,778

Ratio of Earnings to Fixed Charges	13.18	12.11	7.87	10.38

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	7.34	6.83	4.26	5.67